Second Quarterly Report

Ending November 30, 2007

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND

PRODUCTION RESULTS /

EXECUTIVE COMMENTS AND ANALYSIS

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) between May 31, 2007 and November 30, 2007. It also includes a comparison between the results of operations, cash flows and financial position for the 3-month period ending November 30, 2007 and those from the 3-month period ending November 30, 2006.

This analysis, completed on January 8, 2008, must be read in conjunction with the Company’s audited consolidated financial statements as at May 31, 2007, presented in the last annual report.  Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless otherwise indicated.

Overview

With regards to market development and product commercialization, during the first quarterly report ending November 30, 2007, Neptune concentrated its efforts on the commercialization of the American, European and Asian markets. Neptune also deployed development initiatives that resulted with sales in the Australian market. This was accomplished through Company participation in various international tradeshows in order to promote its products and increase its presence in new markets to favour its growth.  Neptune also maintains its new commercial approach aimed at building strategic alliances with potential partners in the nutraceutical, functional foods and medical markets, as well as the biopharmaceutical market.

The Company capitalized on the results of its clinical research and benefits to this day from scientific results that demonstrate the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, high cholesterol, inflammation problems as well as attention deficit disorder and hyperactivity.

During the second quarter of the May 31, 2008 fiscal year-end, the Company generated sales of $2.17M, as compared to $1.95M for the quarter ending November 30, 2006 an increase of 11% mainly due to a sustained prospecting effort in its main markets as well as in the newly Australian market.

Principal quarterly financial data

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2008

Total

First

Second

Third

Fourth

Quarter

Quarter

Quarter

Quarter

Sales Figures

4,254

2,085

2,169

EBITDA (1)

402

332

70

Net Loss

(2,614)

(1,051)

(1,563)

Loss per Share basic and diluted

(0.071)

(0.029)

(0,042)

Fiscal Year Ended May 31, 2007

Total

First

Second

Third

Fourth

Quarter

Quarter

Quarter

Quarter

Sales Figures

8,126

1,552

1,947

2,889

1,738

EBITDA (1)

1,504

303

546

719

(64)

Net Loss

(2,677)

(286)

(449)

(454)

(1,488)

Loss  per Share basic and diluted

(0.075)

(0.008)

(0.013)

(0,013)

(0,041)

Fiscal Year Ended May 31, 2006

Total

First

Second

Third

Fourth

Quarter

Quarter

Quarter

Quarter

Sales Figures

6,912

1,683

1,354

1,745

2,130

EBITDA (1)

1,049

342

245

235

227

Net Earnings (net loss)

(886)

(390)

(453)

665

(708)

Earnings (loss) per Share basic and diluted

(0.029)

(0.015)

(0.018)

0.021

(0.023)

(1)

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles.  Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.  Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on exchange incurred during the fiscal year.  Neptune also excludes the effects of non-monetary transactions recorded in the contributed surplus, such as share-based compensation, for its EBITDA calculation.

In the second quarter ending November 30, 2007, the Company realized an EBITDA of $0.070M compared to $0.546M from the quarter ending November 30, 2006, a decrease of $0.476M from the corresponding quarter of the previous fiscal year.  This decrease of EBITDA is mainly due to the American dollar devaluation.  The estimated impact is approximately $0.300M on the sales and gross margin.  This decrease of EBITDA is also attributable to additional expenses related to the reporting, communication of financial information and investment relation expenses for an additional amount of approximately $0.300M.  Without this non-controllable devaluation of the American dollar and these additional expenses, this quarter’s EBITDA would have been higher than the EBITDA from the corresponding quarter of the previous fiscal year.

During the quarter ending November 30, 2007, the Company recorded a net loss of $1.563M compared to a net loss of $0.449M for the corresponding quarter of the previous fiscal year.  The increase in net loss of $1.115M is due to multiple factors: the increase of the foreign exchange loss for an amount of $0.205M, the increase of the stock-based compensation for an amount of $0.468M as well as the estimated $0.600M related to the American dollar devaluation and the additional expenses related to the reporting and communication of financial information publication conformity as well as the communication and investment relation expenses.  The total of these expenses mainly uncontrollable translates to an increase of the net loss by approximately $1.270M.

The Company also reported non-cash stock-based compensation of $1.197M for employees and non-employees.  These costly charges are mainly due to the evaluation model and the share volatility.  The exceeding charge from last year corresponding quarter is entirely explained by the options granted in February 2007, May 2007 and July 2007.  The expense related to the grant of these options represents approximately $0.800M for options with exercise prices from $5.50 to $7.50.  The evaluation model provides a higher value to these options since the quoted market value and the exercise price at the valuation date were high.  The model does not reflect in any way the recent market decline.  Therefore, since the compensation related to the stock options is not re-evaluated based on new market conditions even though the stock price is now 35% lower than such price at the grant date, it obviously makes these options not as appealing for its holder.

Cash flows and financial position

Operating Activities

During the second quarter ending November 30, 2007, the Company’s operating activities generated an increase in liquidities of $0.169M, compared to a decrease of $0.510M for the quarter ending November 30, 2006. The increase in liquidities is mainly attributable to the variations in working capital items from one quarter to the next for an amount of $0.386M due to a better use of the Company’s resources by the management.  The changes to the working capital items for the second quarter ending November 30, 2007 are mainly due to a decrease in accounts receivable of $0.971M, a decrease in inventories of $0.151M, and a decrease in accounts payable of $0.725M, since August 31, 2007.

Investing Activities

During the second quarter ending November 30, 2007, the Company’s investing activities generated a decrease in liquidities of $0.421M.  This decrease is mainly due to the increase of the short term deposits for $0.266M and the acquisition of property, plant and equipment and intangible assets totalling $0.154M.

Financing Activities

During the second quarter ending November 30, 2007, the Company’s financing activities generated an increase in liquidities of $0.592M.  This increase is mainly attributable to the increase in the bank loan of $0.400M and the issuance of shares from the exercise of stock options for an amount of $0.312M.  In counterpart, the Company reimbursed its long term debt for $0.220M.

As a result, the Company increased its cash by $0.340M since August 31, 2007.

Financial Situation

The following table details the significant changes to the balance sheets as at November 30, 2007 and May 31, 2007:

Accounts

Increase

Comments

(Reduction)

(In thousands of dollars)

Cash

367

See cash flow statement

Short term deposits

(135)

Cash in of some of the term deposit

Receivables

(264)

Receipt of important amounts

from clients with long credit terms

Inventories

682

Purchase of raw material in order

to secure 2007-2008 production

Advance payment

818

Payment received from the

conclusion of strategic alliances

Long term debt

(449)

Reimbursement of the long term debt

Primary financial ratios

Nov. 30, 2007

May 31, 2007

May 31, 2006

Working Capital Ratio (current assets / current liabilities) 1

3.47

3.32

1.80

Solvency Ratio (Debt Capital/Shareholder Equity) 2

0.58

0.55

1.26

Most of the Company’s financial ratios slightly improved for the quarter ending November 30, 2007, as compared to the year ended May 31, 2007 because of a good use of cash flow.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

Required Payments per Period

 (In thousands of dollars)

Contractual Obligations

Less than

2 to 3

4 to 5

More than

Total

one period

periods

periods

5 periods

Long-term Debt *

3,782

460

1,799

866

657

Loans guaranteed by investments in

       rental contracts *

47

13

33

1

-

Other rental contracts

527

42

172

175

138

Total liabilities

4,356

515

2,004

1,042

795

* Including interest fees

An option totalling $275,000 for the acquisition of an intellectual property should be added to the total of the contractual obligations.

Related Party Transactions

The transactions between related parties are described in note 3 “Related Party Transactions” of the Company’s financial statements as at November 30, 2007.

Change in Accounting Policies

No changes in accounting policies since May 31, 2007 except for of new accounting standards explained in note 2 of the Company’s financial statements “Changes in Accounting Policies” .

Subsequent Events

There were no significant subsequent events after November 30, 2007.

Risk Factors

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

The Company’s policy is to have 90% of its receivables guaranteed by insurers unless exceptional circumstances.  U.S. currency is used for the majority of foreign transactions.  The exchange rate risk to the Company is mainly limited to the variation of the US dollar.  Despite the fact that purchases of raw material are currently concluded in U.S. currency, management also has the ability to use foreign exchange contracts to minimize the exchange risk.  As of November 30, 2007, the Company did not have any foreign exchange contract.

Product Liability

The Company has secured a $5M product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

Prospective Statements

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted.  These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions, and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted.  The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at http://www.sedar.com and from EDGAR Website at http://www.sec.gov

On January 8, 2008, the total number of common shares issued by the Company and in circulation was 37,354,921, and Company common shares were being traded on the TSX Exchange Venture under the symbol « NTB » and on NASDAQ Capital Market under the symbol « NEPT ».

/s/ Henri Harland

     /s/ André Godin

President and CEO

Vice-president, Administration & Finance

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

2

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.